Report regarding Sanctions by the Financial Services Commission of Korea against Kyongnam Bank

On October 6, 2010, Woori Finance Holdings Co., Ltd. reported that, following an investigation of Kyongnam Bank by the Financial Supervisory Service of Korea in connection with prior incidents where certain Kyongnam Bank employees engaged in various fradulent transactions, the Financial Services Commission has decided to impose the following sanctions against Kyongnam Bank: (i) certain of Kyongnam Bank’s specific money trust operations (i.e., opening of new accounts) shall be suspended from October 11, 2010 to January 10, 2011 and (ii) Kyongnam Bank’s chief executive officer shall be issued a warning and a reprimand.